SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885-102

(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS HEZY SHAKED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 13,239,910 (1)
	6	SHARED VOTING POWER 780,611 (2)
	7	SOLE DISPOSITIVE POWER 8,700,000 (3)
	8	SHARED DISPOSITIVE POWER 780,611 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,020,521(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.1% (4)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 8,700,000 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power, and 4,539,910 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, which shares are subject to a voting trust agreement, as further described in Item 4 of this Schedule 13G.

(2)	Represents 780,611 shares of Class A Common Stock held by Reid Investments, LLC (the “LLC”), of which Mr. Shaked serves as sole manager with voting and investment control over the securities held by the LLC, as further described in Item 4 of this Schedule 13G.

(3)	Represents 8,700,000 shares of Class B Common Stock held Mr. Shaked.

(4)	Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,370,639 shares of Class A Common Stock and 16,642,366 shares of Class B Common Stock outstanding as of December 5, 2013, as reported in the Issuer’s most recent Form 10-Q filed on December 10, 2013. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders. The shares held by Mr. Shaked represent 74.9% of the total voting power of the Issuer’s outstanding common stock.

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS TILLY LEVINE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES, ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0 (1)
	7	SOLE DISPOSITIVE POWER 4,539,910 (1)
	8	SHARED DISPOSITIVE POWER 0 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,539,910 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2% (2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents 4,539,910 shares of Class B Common Stock held by Tilly Levine. Pursuant to a voting trust agreement with Hezy Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the shares of Class A Common Stock and Class B Common Stock held by Ms. Levine (the “Levine Shares”). Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. Mr. Shaked has reported the Levine Shares in this Schedule 13G under Rule 13d-3(a).

(2)	Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,370,639 shares of Class A Common Stock and 16,642,366 shares of Class B Common Stock outstanding as of December 5, 2013, as reported in the Issuer’s most recent Form 10-Q filed on December 10, 2013. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders. The shares held by Ms. Levine represent 25.5% of the total voting power of the Issuer’s outstanding common stock. As discussed in note (1) above, Mr. Shaked has voting power over the Levine Shares.

SCHEDULE 13G

CUSIP No.: 886885-102

1	NAMES OF REPORTING PERSONS REID INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 780,611 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 780,611 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 780,611 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (2)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares of Class A Common Stock held by Reid Investments, LLC (the “LLC”). Mr. Shaked serves as sole manager of the LLC with sole voting and investment control over the securities held thereby. As a result, Mr. Shaked may be deemed to indirectly beneficially own the securities held by the LLC.

(2)	Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,370,639 shares of Class A Common Stock and 16,642,366 shares of Class B Common Stock outstanding as of December 5, 2013, as reported in the Issuer’s most recent Form 10-Q filed on December 10, 2013. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders. The shares held by the LLC represent 0.4% of the total voting power of the Issuer’s outstanding common stock.

CUSIP No.: 886885-102	SCHEDULE 13G

Item 1	(a).	Name of Issuer:

Tilly’s, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

10 Whatney Irvine, CA 92618

Item 2	(a).	Name of Person(s) Filing:

Hezy Shaked Tilly Levine Reid Investments, LLC (the “LLC”)

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

Principal business office for Mr. Shaked and Ms. Levine:

10 Whatney Irvine, CA 92618

Principal business office for the LLC:

12 Whatney Irvine, CA 92618

Item 2	(c).	Citizenship:

		Hezy Shaked Tilly Levine Reid Investments, LLC	United States, Israel United States, Israel Delaware

Item 2	(d).	Title of Class of Securities:

Class A Common Stock

Item 2	(e).	CUSIP Number:

886885-102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

			Hezy Shaked:		Tilly Levine:		Reid Investments, LLC:
(a)	Amount beneficially owned:		14,020,521	(1)(2)	4,539,910	(1)	780,611	(2)
(b)	Percent of class:		50.1	% (3)	16.2	% (3)	2.8	% (3)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	13,239,910	(1)	0		0
	(ii)	Shared power to vote or to direct the vote:	780,611	(2)	0		780,611	(2)
	(iii)	Sole power to dispose or to direct the disposition of:	8,700,000	(1)	4,539,910	(1)	0
	(iv)	Shared power to dispose or to direct the disposition of:	780,611	(2)	0		780,611	(2)

(1)	Includes 8,700,000 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power, 4,539,910 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary (the “Levine Shares”) and 780,611 shares of Class A Common Stock held by Reid Investments, LLC (the “LLC”). Each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock. Pursuant to a voting trust agreement under which Mr. Shaked serves as trustee, Ms. Levine granted Mr. Shaked the right to vote the Levine Shares and thus Mr. Shaked may be deemed to beneficially own the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares.

(2)	Represents shares of Class A Common Stock held by the LLC. Mr. Shaked serves as sole manager of the LLC with voting and investment control over the securities held thereby. As a result, Mr. Shaked may be deemed to indirectly beneficially own the securities held by the LLC.

(3)	Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock on a one-for-one basis and is based upon 11,370,639 shares of Class A Common Stock and 16,642,366 shares of Class B Common Stock outstanding as of December 5, 2013, as reported in the Issuer’s most recent Form 10-Q filed on December 10, 2013. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders. The shares held by Mr. Shaked represent 74.9% of the total voting power of the Issuer’s outstanding common stock. The Levine Shares, which are included in Mr. Shaked’s voting power as a result of the voting trust agreement described in note (1), represent 25.5% of the total voting power of the Issuer’s outstanding common stock.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

By:	/s/ Hezy Shaked
Hezy Shaked

By:	/s/ Tilly Levine
Tilly Levine

REID INVESTMENTS, LLC a Delaware limited liability company

By:	/s/ Hezy Shaked
Hezy Shaked
Manager